EXHIBIT 99.1

Burcon Reports Fiscal 2015 First Quarter Results

VANCOUVER, British Columbia, Aug. 14, 2014 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, reported results for the fiscal first quarter June 30, 2014.

Fiscal 2015 First Quarter Operational Highlights

  Completed an over-subscribed rights offering for $5.25 million, with net proceeds of $5.0 million.

  Received a patent grant from the U.S. Patent and Trademark Office for CLARISOY™'s first composition of matter patent.  This composition of matter patent provides protection over the commercially valuable attributes of CLARISOY™, which include, amongst others, its unique solubility and transparency in solution, and absence of taste or smell.

  Advanced discussions with a number of key potential multi-national food ingredient providers about a royalty or a joint operations agreement for Peazazz®.

  Burcon's exclusive manufacturing and marketing partner for CLARISOY™, Archer Daniels Midland Company (ADM), facilitated CLARISOY™ development activities in the global food and beverage market while operating the world's first CLARISOY™ semi-works plant to produce samples of the CLARISOY™ soy protein line for market development purposes.

  ADM launched CLARISOY™ 170 at the 2014 Institute of Food Technologist Annual Meeting & Food Expo. CLARISOY™ 170 is formulated to be ideal for dairy protein replacement which could include neutral beverage applications with a pH of 7.0 or higher.

  Received patent grants for three U.S. patents, bringing the company's patent portfolio to 192 issued patents in various countries, including 55 in the U.S., as well as more than 360 active patent applications, including 60 additional U.S. patent applications.

Management Commentary

The first quarter of fiscal 2015 saw continued progress in ADM's commercial rollout of the CLARISOY™ line of proteins, advancement of the Peazazz® partnership discussions and the successful completion of Burcon's rights offering.   This included continued marketing efforts by ADM to promote CLARISOY™ soy protein and the patent grant from the U.S. Patent and Trademark Office for CLARISOY™'s first composition of matter patent.

We have now been granted the CLARISOY™ composition of matter patent from the U.S. Patent and Trademark Office. This commercially important patent marks the first CLARISOY™ composition of matter patent to be granted and protects the unique commercially valuable attributes of CLARISOY™, rather than for the method by which it is produced.

During the quarter Burcon completed an over-subscribed rights offering of 1.8 million common shares for a total of $5.25 million, with net proceeds of $5.0 million. There was overwhelming demand for the common shares and the rights offering was over-subscribed by approximately $9.8 million.

Discussions with potential partners for the production and marketing of Peazazz® progressed well during the past quarter. The Peazazz® semi-works plant continue to support these ongoing discussions and due diligence. These partnership discussions will be a main area of focus for Burcon in the coming quarters.

ADM launched yet another version of CLARISOY™ soy protein at this year's IFT Annual Meeting and Food Expo in New Orleans. ADM branded this new version as CLARISOY™ 170 – a soy protein that is ideal for dairy protein replacement in applications such as neutral beverage systems with a pH of 7.0 or higher.

With the launch of CLARISOY™ 170 and with CLARISOY™ 180 under development, there will be a total of six versions of CLARISOY™ soy protein. The CLARISOY™ platform now offers the choice of high and low protein concentrations, a transparent option, high and low pH applications, and coffee creamer and dairy proteins substitutes.

ADM recently announced their intention to acquire Wild Flavors GmbH for US$3.1b which, if completed, will significantly expand ADM's specialty food ingredient offering.  In ADM's latest earnings call, they have also announced the start of construction of their Campo Grande, Brazil Specialty Protein Complex.

"In this quarter the largest value creation for Burcon's business came from outside operations," said Johann Tergesen, President and Chief Operating Officer of Burcon, "Following recent M&A activity, analysts have become more confident in the top-end of their valuation analysis, particularly around the stand-alone value of the company's value-added ingredients segment."

"It has been a consumer-led 'demand pull' drive to the health and wellness trend, and now specialty ingredient processors and food and beverage companies are catching up," added Tergesen.  "We continue to see specialty ingredient companies driving to broaden their portfolio offerings in an effort to provide more of a one-stop formulation experience, especially in regards to taste, nutrition and texture."

"Broadening of the distribution channels means more demand for content," remarked Tergesen, "We believe Burcon is extremely well positioned and protected through the royalty arrangement with ADM on CLARISOY™, the partnership discussions for Peazazz®, and with ongoing research at the Winnipeg Technical Centre to capitalize on the global trend in health and wellness."

Fiscal First Quarter Financial Results (Dollars in Canadian)

Revenues totaled $25,000 in the fiscal first quarter, which was consistent with the prior quarter and the same year-ago period, and were derived mainly from deferred royalty payments from ADM for CLARISOY™ sales. The nominal revenues reflect the company's development phase status as it transitions to the commercial stage.

Royalty revenues from the sale by ADM of CLARISOY™ as produced from their semi-works facility in Decatur, Illinois have been marginal. The main purpose of the semi-works plant has been to provide commercial samples for market development purposes and to facilitate other product development work.

First quarter net loss totaled $1.4 million or $(0.04) per basic and diluted share, as compared to a net loss of $1.6 million or $(0.05) per basic and diluted share in the same year-ago quarter.

Research and development (R&D) expenses totalled $604,000 in the first quarter, decreasing from $617,000 in the same year-ago quarter. The decrease is due mainly to a decrease of $26,000 in plant operating costs, offset by an increase of $13,000 in R&D salaries.

General and administrative (G&A) expenses in the fourth first quarter decreased to $841,000 from $1,010,000 in the year-ago quarter.  The decrease in G&A expenses for the quarter is due mainly to a decrease in patent legal fees and legal fees. During the year, Burcon abandoned certain non-core canola patents that it deemed to be unessential for the purposes of achieving its strategic objectives in non-U.S. countries.

At June 30, 2014, cash and short-term investments totaled $5.4 million compared to $1.4 million at March 31, 2014.  In April 2014, Burcon completed a rights offering that provided net cash proceeds of $5.0 million. Management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least July 2015. This estimate does not take into account potential proceeds from outstanding convertible securities, anticipated increases in royalty revenues from the sale of CLARISOY™, or any other potential revenue from product sales or licensing.

The company's complete financial statements, along with management's more detailed discussion and analysis, are available from the company's Investors section at www.burcon.ca or from www.sedar.com.

Conference Call

Burcon will host a conference call later today, Thursday, August 14, 2014.  Company management will host the presentation, followed by a question and answer period.

Date: Thursday, August 14, 2014
Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Dial-in (toll/international): 1-719-325-2464
Toll-free dial-in (North America): 1-888-481-2877
Conference ID: 7526856

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through September 14, 2014.

Replay dial-in (toll/international): 1-858-384-5517
Toll-free dial-in (North America): 1-877-870-5176
Replay conference ID: 7526856

A transcript of the call will be available after August 18, 2014.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about the type of business structure with potential strategic partners, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section titled "Risk Factors" in Burcon's annual information form dated June 23, 2014 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon's 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov.  Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Prepared in Canadian dollars)
	June 30,	March 31,
	2014	2014
	$	$
Assets

Current assets
Cash and cash equivalents	5,413,335	1,392,467
Amounts receivable	141,942	140,941
Prepaid expenses	110,784	165,390

	5,666,061	1,698,798

Property and equipment	643,988	664,115

Deferred financing costs	--	215,251

Deferred development costs	1,156,186	1,289,592

Goodwill	1,254,930	1,254,930

	8,721,165	5,122,686

Liabilities

Current liabilities
Accounts payable and accrued liabilities	473,792	572,908

Deferred revenue	203,305	226,763

	677,097	799,671

Shareholders' Equity
Capital stock	59,018,953	54,005,703
Contributed surplus	6,185,576	6,136,123
Options	8,633,864	8,532,700
Warrants	--	49,453
Deficit	(65,794,325)	(64,400,964)

	8,044,068	4,323,015

	8,721,165	5,122,686

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three months ended June 30, 2014 and 2013

(Prepared in Canadian dollars)

	2014	2013
	$	$
Revenues
Royalty income	25,290	23,899

Expenses
General and administrative	841,042	1,009,836
Research and development	604,437	617,275
	1,445,479	1,627,111

Loss from operations	(1,420,189)	(1,603,212)

Interest and other income	26,828	22,382

Loss and comprehensive loss for the period	(1,393,361)	(1,580,830)

Basic and diluted loss per share	(0.04)	(0.05)
CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca